UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

Under the Securities Exchange Act of 1934*

Park Hotels & Resorts Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

700517105

(CUSIP Number)

Wang Chenghua

HNA Tourism Group Co., Ltd.

HNA Building

No. 7 Guoxing Road

Haikou, 570203

People’s Republic of China

+86 898 6673 9983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 215,131,460 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 215,131,460 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism (HK) Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 215,131,460 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco III Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 215,131,460 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 215,131,460 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 53,651,453
	9.	Sole dispositive power 0
	10.	Shared dispositive power 53,651,453
11.	Aggregate amount beneficially owned by each reporting person 53,651,453
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 215,131,460 shares of Common Stock outstanding as of February 26, 2018, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2017.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2017 by the Reporting Persons (as defined below) relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Park Hotels & Resorts Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), filed with the SEC on December 29, 2017, and as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on March 1, 2018 (collectively, the “Original Schedule 13D”). The Reporting Persons include: (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Tourism Group Co., Ltd. (“HNA Tourism”), (iii) HNA Tourism (HK) Group Co., Ltd. (“HNA Tourism HK”), (iv) HNA HLT Holdco III Limited (“SPV III”), (v) HNA HLT Holdco II LLC (“SPV II”), and (vi) HNA HLT Holdco I LLC (“SPV I”, and together with SPV III and SPV II, the “SPVs”). Except as otherwise specified in this Amendment No.3, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Items 2(a) and (f) of the Original Schedule 13D are hereby amended as follows:

HNA Tourism is a PRC Company which is 82.97% owned by HNA Group.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended by adding thereto and incorporating therein by reference the information set forth under “Amendment to Margin Loan Facility” in Item 6 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding thereto and incorporating therein by reference the information set forth in Item 6 below.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference. As of the date hereof, SPV I is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 53,651,453 shares of Common Stock (the “Shares”), representing approximately 24.9% of the outstanding shares of Common Stock (such percentage being based on 215,131,460 shares of Common Stock outstanding as of February 26, 2018 as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2017).

(c) None.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information set forth below.

Amendments to Stockholders Agreement and Registration Rights Agreement

The Issuer, HNA Tourism and SPV I entered into a Master Amendment and Option Agreement (the “Master Amendment and Option Agreement”) to make certain amendments to the Stockholders Agreement and the Registration Rights Agreement, both referred to in the Original Schedule 13D. The Master Amendment and Option Agreement provides, amongst other things, that HNA Tourism and SPV I grant the Issuer a right to repurchase up to 15,750,000 shares of Common Stock held by SPV I in connection with a secondary offering. On March 5, 2018, the Reporting Persons elected to conduct a public offering of the Shares, and in connection therewith, the Issuer exercised its right to repurchase 10,000,000 Shares, which exercise would close simultaneously with the closing of that offering.

Amendment to Margin Loan Facility

HNA HLT Holdco IV LLC, a Delaware limited liability company and an affiliate of HNA Tourism (the “Borrower”), SPV I (the “Pledgor”), HNA Tourism (the “Parent”), and SPV II (the “Intermediate Subsidiary”) entered into Amendment No. 1 to the Amended and Restated Margin Loan Agreement (the “Amendment No. 1 to Margin Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, N.A., London Branch, as administrative agent and calculation agent (the “Administrative Agent”). The Amendment No. 1 to Margin Loan Agreement amends the A/R Loan Agreement referred to in Amendment No. 1 to the Schedule 13D filed with the SEC on December 29, 2017. The purpose of Amendment No. 1 to Margin Loan Agreement is to allow the Pledgor to release the proceeds received pursuant to a Permitted Sale Transaction (as defined in the A/R Loan Agreement).

The description of the Master Amendment and Option Agreement and the Amendment No. 1 to Margin Loan Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to these certain agreements, which are attached hereto as exhibits and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement, dated as of March 24, 2017, by and among the Reporting Persons, filed as Exhibit A to the Original Schedule 13D.

Exhibit B	Registration Rights Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form 10 (File No. 001-37795), filed on November 14, 2016).

Exhibit C	Stockholders Agreement (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form 10 (File No. 001-37795), filed on November 14, 2016).

Exhibit D	Loan Agreement, filed as Exhibit E to the Original Schedule 13D.

Exhibit E	A/R Loan Agreement, filed as Exhibit B to Amendment No. 1 to the Schedule 13D.

Exhibit F	Master Amendment and Option Agreement, dated as of March 5, 2018 between HNA Tourism and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K, dated March 5, 2018).

Exhibit G	Amendment No. 1 to Margin Loan Agreement, dated as of March 5, 2018 by and among SPV IV, HNA Tourism, SPV I, SPV II, and JPMorgan Chase Bank, N.A. London Branch (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2018

HNA Group Co., Ltd.

By:	/s/ TAN Xiangdong
Name:	TAN Xiangdong
Title:	Chief Executive Officer

HNA Tourism Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Chief Financial Officer

HNA Tourism (HK) Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Director

HNA HLT Holdco III Limited

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Director

HNA HLT Holdco II LLC

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Manager

HNA HLT Holdco I LLC

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Manager